SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Reports its Financial Results for Q1/2006
—	Net income breakeven after 11 quarters of net losses
—	Additional improvements in profitability

Givatayim, Israel - May 17th, 2006. Pointer Telocation Ltd. (Nasdaq Capital Markets: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, reported its financial results for the first quarter of 2006.

Financial Highlights:

Revenues: Pointer’s revenues for the first quarter 2006 increased by 49%, to $9.7 million from $6.5 million, in the comparable period in 2005. The increase is mainly attributable to the fact that revenues in Q1 2005 included only one month of revenues derived from the acquisition of the road-side assistance and towing business of Shagrir Towing Services completed on February 28, 2005. Pointer’s revenues from services in Q1 2006 were 80% of total revenues, as compared with 64% in the same period in 2005.

Gross Profit: For the first quarter of 2006, gross profit increased 59% to $3.6 million from $2.3 million in Q1 2005. As a percentage of revenues, gross profit improved to 37.5% in Q1 2006, as compared to 35.2% in the same period in 2005.

Operating Profit (loss): Pointer reports a $978 thousand operating profit for the first quarter of 2006, compared to an operating loss of $1.4 million for the first quarter of 2005. The improvement in operating profits is the result of the increase in gross profits and a 27.5% reduction in operating expenses, which is attributable mainly to a decrease in G&A expenses, and to a lesser extent to reductions in selling and marketing expenses and amortizations of intangible assets. The reduction in G&A expenses is mainly due to non-recurrent charges in the first quarter of 2005 related to the acquisition of the road-side assistance and towing business of Shagrir Towing Services completed on February 28, 2005. Operating profit in the first quarter of 2006 accounted for 10.1% of revenues.

Net Profit: Pointer improved its bottom-line results recording a net profit of $21 thousand in the first quarter of 2006, as compared to a net loss of $1.9 million in the first quarter of 2005. During this quarter Pointer continued to consolidate 100% of the net profit of its Israeli subsidiary Shagrir Motor Vehicle Systems, although its current holding is 56.6%. Pointer’s management expects to consolidate Shagrir’s results based on actual holdings, from the second half of 2006.

EBITDA: Pointer’s EBITDA improved to $2.1 million in the first quarter of 2006, as compared to a negative EBITDA of $272 thousand in the first quarter of 2005.

Total Shareholder’s Equity increased during the first quarter of 2006 to $12.9 million, mainly as a result of exercise of warrants.

Danny Stern, CEO, said: “We are pleased with our financial results and with their continuous improvement. The $2.7 million recently raised provides the company with additional resources and flexibility in executing its growth programs that will ultimately contribute substantially to improving its results in the future. Pointer is currently focused on leveraging its businesses into new territories and services as well as expanding its operations in all of the markets in which it is competing.”

Conference Call Information:

Pointer’s management will host two conference calls with the investment community today, May 17st, in Hebrew at 15:00 Israel time and in English at 9:00 EST.

To listen to the conference calls, please dial:
From the US: 1-866-229-7198
From Israel: 03-9180609

A replay of the conference call will be available through May 18th, 2006 on the Company’s website at www.pointer.com.

About Pointer Telocation:

Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,629	$1,696
Trade receivables (net of allowance for doubtful accounts of $ 354 at
March 31, 2006 and $ 363 at December 31, 2005)	8,478	6,576
Other accounts receivable and prepaid expenses	939	505
Inventories	1,154	1,389

Total current assets	13,200	10,166

LONG-TERM ASSETS:
Long-term accounts receivable	209	219
Severance pay fund	3,006	2,989
Property and equipment, net	6,840	7,319
Goodwill	36,248	36,924
Other intangible assets, net	9,010	9,597

Total long-term assets	55,313	57,048

Total assets	$68,513	$67,214

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31, 2006	December 31, 2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,627	$9,949
Trade payables	4,091	3,904
Deferred revenues and customer advances	8,156	6,477
Other accounts payable and accrued expenses	3,428	3,835

Total current liabilities	27,302	24,165

LONG-TERM LIABILITIES:
Long-term loans from banks	15,184	16,211
Long-term loans from shareholders and others	9,295	12,082
Accrued severance pay	3,856	3,951

	28,335	32,244

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.3 par value:
Authorized :8,000,000 shares at March 31, 2006 and December 31,
2005; Issued and outstanding: 2,969,938 and 2,479,020 shares at
March 31, 2006 and December 31, 2005, respectively	1,995	1,680
Additional paid-in capital	102,587	100,707
Deferred stock-based compensation	-	(1)
Accumulated other comprehensive loss	(1,284)	(1,138)
Accumulated deficit	(90,422)	(90,443)

Total shareholders' equity	12,876	10,805

Total liabilities and shareholders' equity	$68,513	$67,214

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005
	Unaudited

Revenues:
Products	$1,952	$2,338	$8,856
Services	7,725	4,155	28,108

Total revenues	9,677	6,493	36,964

Cost of revenues:
Products	1,272	1,772	5,727
Services	4,778	2,438	17,587

Total cost of revenues	6,050	4,210	23,314

Gross profit	3,627	2,283	13,650

Operating expenses:
Research and development, net	256	207	892
Selling and marketing	811	959	3,693
General and administrative	1,123	1,925	5,644
Amortization of intangible assets	459	563	2,462

Total operating expenses	2,649	3,654	12,691

Operating income (loss)	978	(1,371)	959
Financial expenses, net	778	501	4,027
Other income (expenses), net	6	(13)	341

Profit (loss) before taxes on income	206	(1,885)	(2,727)
Taxes on income	185	-	-

Net income (loss)	$21	$(1,885)	$(2,727)

Basic and diluted loss per share	$0.01	$(0.96)	$(1.17)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of December 12, 2004	1,704,505	$1,145	$94,127	$(117)	$(353)	$(87,716)		$7,086
Issuance of shares and warrants,
net	722,587	500	6,391	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-		-
Amortization of deferred
stock-based compensation	-	-	-	126	-	-		126
Exercise of warrants and stock
options	51,928	35	179	-	-	-		214
Comprehensive loss:
Foreign currency translation
adjustments	-	-	-	-	(785)	-	$(785)	(785)
Net loss	-	-	-	-	-	(2,727)	(2,727)	(2,727)

Total comprehensive loss							$(3,512)

Balance as of December 31, 2005	2,479,020	1,680	100,707	(1)	(1,138)	(90,443)		10,805

Deferred stock-based compensation	-	-	(1)	1	-	-	-	-
Amortization of deferred
stock-based compensation	-	-	35	-	-	-	-	35
Exercise of warrants & options	490,918	315	1,846	-	-	-	-	2,161
Comprehensive loss:
Other comprehensive income -
foreign currency translation
adjustments	-	-	-	-	(146)	-	(146)	(146)
Net loss	-	-	-	-	-	21	21	21

Total comprehensive loss							$125

Balance as of March 31, 2006
(unaudited)	2,969,938	$1,995	$102,587	$-	$(1,284)	$(90,422)		$12,876

Balance as of December 12, 2004	1,704,505	$1,145	$94,127	$(117)	$(353)	$(87,716)		$7,086
Issuance of shares and warrants,
net	714,286	494	6,328	-	-	-		6,822
Deferred stock-based compensation	-	-	-	-	-	-		-
Amortization of deferred
stock-based compensation	-	-	-	50	-	-		50
Exercise of warrants and stock
options	31,818	22	118	-	-	-		140
Comprehensive loss:
Foreign currency translation
adjustments	-	-	-	-	(148)	-	$(148)	(148)
Net loss	-	-	-	-	-	(1,885)	(1,885)	(1,885)

Total comprehensive loss (unaudited)							$(2,033)

Balance as of March 31, 2005	2,450,609	$1,661	$100,573	$(67)	$(501)	$(89,601)		$12,065

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005
	Unaudited

Cash flows from operating activities:
Net (loss) income	$21	$(1,885)	$(2,727)
Adjustments required to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation and amortization	1,281	1,728	4,997
Accrued interest and exchange rate changes of
convertible debenture and long-term loans	170	-	1,961
Accrued severance pay, net	(102)	664	484
Loss (gain) from sale of property and equipment, net	(138)	(6)	(299)
Gain from realization of investment in subsidiary,
net	-	-	(359)
Amortization of deferred stock-based compensation	35	50	126
Decrease (increase) in trade receivables, net	(1,984)	1,729	2,581
Decrease in other accounts receivable and prepaid
expenses	(439)	(786)	2,301
Decrease (increase) in inventories	320	446	(144)
Write-off of inventories	-	(147)	199
Increase in other long-term accounts receivable	9	21	(20)
Increase (decrease) in trade payables	232	668	(359)
Decrease in other accounts payable and accrued
expenses	1,408	(2,034)	(2,962)

Net cash provided by operating activities	813	448	5,779

Cash flows from investing activities:
Purchase of property and equipment	(436)	(48)	(2,020)
Proceeds from short-term bank deposits	-	-	15
Proceeds from sale of property and equipment	216	41	519
Proceeds from realization of investment in subsidiary	-	-	6,241
Acquisition of activities and assets of Shagrir Towing
Services Ltd. and Shagrir (1985) Ltd. (a)	-	(43,758)	(43,847)

Net cash used in investing activities	(220)	(43,765)	(39,092)

Cash flows from financing activities:
Receipt of long-term loans from banks	-	15,970	16,066
Repayment of long-term loans from banks	(394)	(219)	(2,035)
Receipt of long-term loans from shareholders and others	95	20,915	21,136
Repayment of long-term loans from others	(521)	-	(6,241)
Proceeds from issuance of shares and exercise of options
and warrants, net	2,161	6,319	6,176
Short-term bank credit, net	(1,026)	1,883	(401)

Net cash provided by financing activities	315	44,868	34,701

Effect of exchange rate on cash and cash equivalents	25	18	233

Increase in cash and cash equivalents	933	1,569	1,621
Cash and cash equivalents at the beginning of the period	1,696	75	75

Cash and cash equivalents at the end of the period	$2,629	$1,644	$1,696

Supplemental disclosure of cash flow transaction:
Cash paid during the year for interest	$638	$120	$1,200

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Three months ended March 31,		Year ended December 31,
		2006	2005	2005
		Unaudited

(a)	Acquisition of activities and assets of Shagrir
	Towing Services Ltd. and Shagrir (1985) Ltd.:

	Fair value of assets acquired and liabilities
	assumed at date of acquisition:

	Working capital	$-	$4,657	$4,568
	Property and equipment	-	(5,760)	(5,760)
	Customer list	-	(8,558)	(8,558)
	Brand name	-	(1,920)	(1,920)
	Goodwill	-	(31,652)	(31,652)
	Long-term loan	-	(1,175)	(1,175)
	Accrued severance pay, net	-	6	6

		-	(44,402)	(44,491)
	Fair value of shares, options and warrants issued	-	644	644

		$-	$(43,758)	$(43,847)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. BY: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: May 18, 2006